Exhibit (l)

January 5, 2021

The Alger ETF Trust

360 Park Avenue South

New York, NY 10010

Re:	The Alger ETF Trust (the “Trust”)

Ladies and Gentlemen:

We hereby agree to purchase from the Trust, which is an investment company offering multiple series (each, a “Fund” and collectively, the “Funds”), on a date to be specified by the Trust, and prior to the effective date of the Trust’s Registration Statement on Form N-1A, shares of beneficial interest (“Shares”) of each Fund specified below (“Initial Shares”), par value $0.001 per Share, at the per-Share purchase price set forth below, for an aggregate price of $200,000, to be allocated to each Fund on a pro rata basis, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its Shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
Alger Mid Cap 40 ETF	$100,000	$20	5,000
Alger 25 ETF	$100,000	$20	5,000

We hereby represent that we are acquiring the Initial Shares for investment purposes, and not with any present intent of redeeming or selling the same; provided, however, that we may redeem the Initial Shares immediately prior to the commencement of the public offering of Shares if we promptly purchase Shares of the Fund of equal value in the secondary market.

This agreement shall be deemed to have taken effect as of January 5, 2021.

Very truly yours,

Alger Capital, LLC

/s/ Hal Liebes

By:	Hal Liebes
Vice President, Secretary and COO